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Manuel Garciadiaz

Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 6095 tel 212 450 6858 fax manuel.garciadiaz@davispolk.com

October 7, 2020

Re:	Vinci Partners Investments Ltd. Confidential Submission of the Draft Registration Statement on Form F-1 Submitted October 7, 2020

U.S. Securities and Exchange Commission

Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of our client, Vinci Partners Investments Ltd. (the “Company”), an exempted company with limited liability incorporated under the laws of the Cayman Islands, which was incorporated on September 21, 2020, we have confidentially submitted a draft registration statement on Form F-1 (the “Draft Registration Statement”) relating to a proposed initial public offering (“IPO”) of the Company’s Class A common shares via EDGAR to the Securities and Exchange Commission (the “Commission”) for confidential review pursuant to the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”).

For the staff’s convenience, we have also enclosed three copies of the Draft Registration Statement, as confidentially submitted on EDGAR. The Company confirms that it is an “emerging growth company,” as defined in the JOBS Act and its securities have not been previously sold pursuant to an effective registration statement under the Securities Act of 1933, as amended (the “Act”).

A formal filing of the Registration Statement will be made at a later date, which in no event will be later than 15 days before the Company commences its road show. The financial statements to be reasonably required in the formal filing of the Registration Statement will cover a period not earlier than a date as of and for the nine months ended September 30, 2020.

The review partner for this submission at the Company’s audit firm, PricewaterhouseCoopers Auditores Independentes, is Guilherme Valle, who can be reached at +55 21 3232-6112 or guilherme.valle@pwc.com.

Please do not hesitate to contact me at 212-450-6095 or manuel.garciadiaz@davispolk.com or Drew Glover at 650-644-5787 or drew.glover@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/ Manuel Garciadiaz

Manuel Garciadiaz

cc:	Sergio Passos Ribeiro, Chief Financial Officer of Vinci Partners Investments Ltd.

Guilherme Valle, of PricewaterhouseCoopers Auditores Independentes